Brambles

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7653 6001
www.brambles.com

02055257

1 October 2002

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 07 2002 WASH. D.C. 180 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Sandra Walters
Assistant Company Secretary

FILE NO 82-5205

BRAMBLES INDUSTRIES LIMITED
BRAMBLES INDUSTRIES PLC

2002 Annual Report and Accounts

The 2002 Annual Report and Accounts for Brambles Industries Limited is now available on the Brambles Group website www.brambles.com.
The 2002 Annual Report and Accounts for Brambles Industries plc will be available on the website shortly.

The Annual Report and Accounts of Brambles Industries Limited and Brambles Industries plc will be sent to their respective shareholders on or around Friday 11 October 2002.

Contact for queries:

Lorraine Young
Company Secretary

Tel 020 7659 6020

1 October 2002